Exhibit 99.1

Eco Wave Power Inks Historic Concession Agreement to build
77-Megawatt Power Station

Estimated $150 million project in Ordu, Turkey would be the world’s largest onshore wave power station.

Stockholm, Sweden (December 8, 2022) – Eco Wave Power Global AB (publ) (Nasdaq: WAVE) (“Eco Wave Power” or the “Company”) announced today that it has entered into an agreement with OREN Ordu Enerji (“Ordu Energji”), a fully owned subsidiary of Ordu Municipality, for the potential construction of an up to 77-megawatt (MW) wave energy installation in Ordu, Turkey – the largest agreement in the Company’s history. The estimated $150 million power station would be Turkey’s first grid-connected wave energy station, and upon completion, would be the world’s largest wave energy power station.

According to the terms of the agreement, Ordu Enerji will assign nine (9) potentially suitable breakwaters to Eco Wave Power for a period of 25 years from activation of the relevant pilot or power station, while Eco Wave Power will be responsible for constructing, and commissioning the power plant(s) and selling the electricity to be generated by the power plant in accordance with an approved production quota to be determined for the site.

Subject to certain conditions, including, among others, receiving favorable results from feasibility studies and receipt of applicable licenses and permits, the 77 MW power station is planned to be constructed in several stages, starting with an up to 4 MW pilot station, and continuing with the construction, operation, and maintenance of the remaining capacity of the plant of up to 73MW. Ordu Enerji has a right of first refusal to invest partially in different stages of the project.

Mustafa Kemal Macit, the President and CEO of Ordu Enerji and Sefa Okutucu, Head of Environmental Protection and Control Department of Ordu Municipality, visited Eco Wave Power’s newest grid-connected power station in the Port of Jaffa (The EWP-EDF One Project) in Israel. This visit was followed by an official signing ceremony held at Eco Wave Power’s offices in Tel Aviv, with the participation of an official representative from the Turkish Embassy in Israel, Ms. Ayşe Mehlika Yıldız Ersen, who congratulated the parties for signing this first of its kind collaboration agreement.

Eco Wave Power and Ordu Enerji’s agreement reflects a renewed effort to bridge Turkish and Israeli relations, epitomized by a recent phone call between Israeli Prime Minister-designate Benjamin Netanyahu and Turkish President Recep Tayyip Erdogan who agreed to establish “a new era of relations” between the two countries, discussing ways to significant strengthen economic and diplomatic ties.

“This is an important partnership that we hope further strengthens Türkiye and Israel’s ties,” said Ayşe Mehlika Yıldız Ersen, Third Secretary of the Turkish Embassy in Tel Aviv. “We are pleased to welcome Eco Wave Power and their technology to the Republic of Türkiye.”

Inna Braverman, Founder and CEO of Eco Wave Power said that: “We are very excited to announce this landmark agreement between Eco Wave Power and Ordu Enerji, as this relationship will allow us to provide clean electricity from Turkish waves, for the very first time. With ambitious sustainability goals and regional proximity to our headquarters, Turkey is an interesting location to further implement and develop our innovative wave energy technology.”

Mustafa Kemal Macit, President and CEO of Ordu Enerji commented: “With the goal to build a self-sufficient grid, Ordu sees Eco Wave Power as an important asset to fully realizing our potential for 100% clean energy. The entire municipality of Ordu is excited to fully realize the sea’s potential and use its unlimited source of energy to power our electrical grid. This project demonstrates that Ordu Enerji is committed to investing in innovative clean energy technologies.”

Since 2019, Ordu Enerji, a subsidiary of Ordu Metropolitan Municipality, has sought to contribute to the sustainable future of Turkey by turning to renewable energy sources. Ordu Enerji’s goal is to advance the energy sector throughout Turkey, in part by utilizing technology like Eco Wave Power’s wave energy conversion units.

About Eco Wave Power Global AB (publ)

Eco Wave Power is a leading onshore wave energy technology company that developed a patented, smart and cost-efficient technology for turning ocean and sea waves into green electricity. Eco Wave Power’s mission is to assist in the fight against climate change by enabling commercial power production from the ocean and sea waves.

The Company is currently finalizing the construction of its grid connected project in Israel, with co-investment from the Israeli Energy Ministry, which recognized the Eco Wave Power technology as “Pioneering Technology” and will soon commence the installation of its newest pilot in AltaSea’s premises in the Port of Los Angeles. The Company also holds concession agreements for commercial installations in Europe and has a total projects pipeline of 404.7MW.

Eco Wave Power received funding from the European Union Regional Development Fund, Innovate UK and the European Commission’s Horizon 2020 framework program. The Company has also received the “Global Climate Action Award” from the United Nations.

Eco Wave Power’s American Depositary Shares are traded on the Nasdaq Capital Market under the ticker “WAVE”.

Read more about Eco Wave Power at www.ecowavepower.com. Information on, or accessible through, the websites mentioned above does not form part of this press release.

Forward Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “aims,” “seeks,” “estimates,” “will” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Eco Wave Power is using forward-looking statements when it discusses: the assignment of potentially suitable breakwaters to Eco Wave Power for a 25 year period; the potential construction in stages of an up to 77MW project in Ordu, Turkey; providing clean energy from Turkish waves and further implementing and developing the Company’s innovative wave energy technology; and goals to advance a sustainable future and the energy sector in Turkey. These forward-looking statements and their implications are based on the current expectations of the management of Eco Wave Power and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, Eco Wave Power undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting Eco Wave Power is contained under the heading “Risk Factors” in Eco Wave Power’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021 filed with the SEC, which is available on the on the SEC’s website, www.sec.gov.

For more information, please contact:

Inna Braverman, CEO

Inna@ecowavepower.com

+97235094017

For additional investor/media inquiries, please contact:

Investor Contact:

Matt Chesler, CFA

FNK IR

+1.646.809.2183

wave@fnkir.com

Media Inquiries:

Jacob Scott, Vectis Strategies

+1.412.445.7719

jscott@vectisstrategies.com